

December 4, 2023

Sumit Mehta
Chief Executive Officer
Iris Parent Holding Corp.
6 Centerpointe Drive #625
La Palma, California 90623

      Re: Iris Parent Holding Corp.
          Registration Statement on Form S-4
          Filed November 8, 2023
          File No. 333-275409

Dear Sumit Mehta:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4

Summary of the Proxy Statement/Prospectus
Terms of the Business Combination, page 3

1. We note your response to comment 8 and reissue in part. Your disclosure states that the shares of ParentCo Common Stock and the ParentCo Public Warrants are expected to be listed on Nasdaq. Please revise to include the substantive portion of your response, that the Nasdaq closing condition cannot be waived without recirculation or resolicitation.

Management and Board of Directors Following the Business Combination, page 7

2. Please also clarify here and elsewhere, if true, that ParentCo could delay compliance with the majority independent board requirement in Nasdaq Rule 5605(b) until such time as it is no longer a controlled company.

Risks Related to Iris's Liquidity and Capital Resources, page 73

3.   We note your disclosure that Liminatus agreed to provide you with a series of advances from the proceeds of the business combination to be received by Liminatus at the closing of the business combination. That such advances have totaled $350,000 through September 11, 2023, and that you are in the process of negotiating an agreement to finalize the formal repayment terms for these advances. Please update to disclose all advances to date, update for the finalized repayment terms, clarify whether you, the Sponsor or any affiliates, have given up any equity in consideration for such advances, and clarify that such advances returned to you by Liminatus from the proceeds of the business combination will have the effect of reducing the amount of capital that would otherwise have been available to Liminatus to fund its business plans after the business combination and may cause Liminatus to need to raise capital sooner than if the advances had not been agreed to, and that any such capital raising could be dilutive to shareholders who do not redeem their shares. Please also tell us where the transactions related to the advances are reflected in the unaudited pro forma combined balance sheet. Please also update the disclosure in the third full paragraph on page 202 to reflect the advances, as appropriate.

Background of the Business Combination, page 100

4.   We note your response to comment 15 and reissue in part. Please revise your disclosure to clarify how the Iris board considered the disclosed conflicts of interest with Cantor in negotiating and recommending the business combination. Moreover, please revise to disclose the acquisition criteria set forth in your 8-K filed on July 27, 2022, and clarify how Liminatus met those criteria.

5.   We note your response to our prior comment 16, and reissue in part. Please revise your disclosure to further discuss the factors and conditions that supported and led to a final enterprise valuation of $250 million.

Regulatory Matters, page 114

6.   We note from your response to comment 17 that the parties to the Business Combination have determined that the transaction does not meet the relevant HSR Act thresholds, so the parties do not intend to make any notice filings under the HSR Act. If your response is accurate, please revise your disclosure, that the Business Combination and the transactions contemplated thereby are not subject to any additional regulatory requirements except for filings under the HSR Act and the expiration of any applicable waiting period thereunder, to reconcile with your response.

Business of Liminatus, page 171

7.   We note your revisions in response to comment 23, and reissue in part. Please revise your disclosure to remove all statements related to the safety and efficacy of your product

candidates. For example, we continue to note the following statements:

- "The GCC Vaccine has demonstrated a good safety profile in a Phase I clinical trial..." (page 179);
- "This vaccine vector employs recombinant human type 5 adenovirus (rAd5) and is rendered replication-deficient, increasing safety associated with its clinical use." (page 181); and
- "The … efficacy, and safety of Ad5.F35-mGCC-S1 has been demonstrated..." (page 184).

Management of ParentCo Following the Business Combination, page 207

8. It appears that Mr. Dam, Dr. Yoo, Dr. Lee and Dr. Choi are currently employed by other entities. Please indicate whether these officers will continue to serve at the other entities after the business combination or will serve full time at Liminatus. If they will continue to also serve at other entities, please disclose potential conflicts of interest and include risk factor disclosure as appropriate, including, as indicated in your response to comment 30, that Liminatus has no employment agreements with its executive officers. Since the executive officers appear to be joining Liminatus at the time of the business combination, please include appropriate risk factor disclosure as requested by comment 29.

Beneficial Ownership of Securities, page 219

9. We note your revisions in response to comment 32. Please further revise to identify in footnote 2 the natural persons who have voting and/or investment power over the shares held by the Sponsor.

Condensed Financial Statements
Unaudited Financial Statements of Liminatus Pharma, LLC, page F-44

10. We note that you have labeled the financial statements as unaudited in the Index to financial statements on page F-1. Please revise your filing to label the headers for the condensed financial statements and the footnotes as unaudited to clearly distinguish between audited and unaudited financial information.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ibolya Ignat at 202-551-3636 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact

Sumit Mehta
Iris Parent Holding Corp.
December 4, 2023
Page 4

Cindy Polynice at 202-551-8707 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Chauncey M. Lane, Esq.